SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE TO
(Amendment No. 2)

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(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

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LONE OAK ACQUISITION CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))
Ordinary Shares, $0.0001 Par Value

(Title of Class of Securities)

G5693V 105

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(CUSIP Number of Class of Securities)

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Berke Bakay
(972) 985-2190
12943 E Corrine Drive
Scottsdale, AZ 85259

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000

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CALCULATION OF FILING FEE

Transaction valuation* $23,258,777.70	Amount of filing fee** $3,172.50

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 2,829,535 outstanding ordinary shares of Lone Oak Acquisition Corporation, par value $0.001 per share, at the tender offer price of $8.22 per share. The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $136.40 for each $1,000,000 of the value of the transaction.

**Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement originally filed by Lone Oak Acquisition Corporation, a Cayman Islands company (the “Company”) with the Securities and Exchange Commission (the “Commission”) on February 25, 2013 (the “Original Schedule TO”), as amended by Amendment No. 1 to the Schedule TO filed with the Commission on March 18, 2013 (“Amendment No. 1” and, together with the Original Schedule TO and this Amendment, the “Schedule TO”). The Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding ordinary shares, par value $0.001 per share (the “Shares”), at a price of approximately $8.21 per share in cash, without interest.  The offer is subject to the terms and conditions set forth in the Amended and Restated Offer Letter, dated March 18, 2013 (the “Offer Letter”), a copy of which is filed as Exhibit (a)(1)(F) to the Schedule TO, and in the related Amended and Restated Letter of Transmittal, a copy of which is filed as Exhibit (a)(1)(G) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with the Schedule TO, including all exhibits filed therewith. You should read this Amendment together with the Schedule TO.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.	Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Offer expired at 11:59 p.m., United States Eastern Time on the evening of Friday, March 22, 2013. Based on information provided by Continental Stock Transfer & Trust Company (the “Depositary”), pursuant to the terms of the Offer, 2,303,899 ordinary shares were tendered. The Company has accepted for exchange all of the ordinary shares validly tendered and not withdrawn. On March 26, 2013, the Company issued a press release announcing the final results of the Offer. A copy of this press release is filed as Exhibit (a)(5) to this Amendment and is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1. Such language is incorporated herein by reference.

Item 12.	Exhibits.

Item 9 of the Schedule TO is hereby amended and supplemented by adding the following language:

Exhibit Number	Description
(a)(5)	Press Release, dated March 26, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LONE OAK ACQUISITION CORPORATION
By:	/s/ Can Aydinoglu
Name: Can Aydinoglu
Title: Chief Financial Officer

Date: March 28, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(5)	Press Release, dated March 26, 2013.